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Constellation Funds
1325 Westlakes Drive
Suite 350
Berwyn, PA 19312


October 6, 2004


VIA EDGAR

US Securities and Exchange Commission
EDGAR Operations Branch
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re: Constellation Funds (File Nos. 033-70958 and 811-08104)

To Whom It May Concern:

On behalf of The Constellation Funds (the "Trust"), we are requesting, pursuant to Rule 477(a) of the Securities Act of 1933, that the submission made on behalf of the Trust as Form Type POSAMI (Accession No. 0000950116-04-002952) on October 1, 2004 be withdrawn as it was inadvertently filed under the wrong registrant. Upon discovery of this mistake, we immediately refiled the registration statement as a Form Type POSAMI under the correct registrant, Westlakes Institutional Portfolios, on October 5, 2004. No shares of the Westlakes Institutional Portfolios were sold between October 1, 2004 and October 5, 2004.

Please do not hesitate to contact me at 484.329.2803 if you have any questions or comments.

Sincerely,


/s/ John Canning
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John Canning